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                                                                    EXHIBIT 99.1

[COMMERCE ONE LOGO]                                                 [SAP LOGO]



                 SAP AG EXPANDS COMMITMENT TO COMMERCE ONE WITH
                   ADDITIONAL INVESTMENT OF UP TO $225 MILLION

PLEASANTON, Calif. and WALLDORF, Germany - June 29, 2001 - Commerce One, Inc. (Nasdaq: CMRC) and SAP AG (NYSE: SAP) today announced an expansion of their alliance in which SAP has agreed to make a substantial additional investment in Commerce One of up to $225 million. Following the investment, SAP will own approximately 20 percent of Commerce One outstanding common stock, including the Commerce One shares already owned by SAP.

"Our goal from the first day of our alliance with SAP has been to deliver solutions to enable collaborative commerce, helping companies do business with partners and customers anywhere, anytime across an open e-commerce platform," said Mark Hoffman, chairman and CEO of Commerce One. "SAP's additional investment in Commerce One is further testament to both the strength of our alliance and the strength of Commerce One's e-commerce capabilities."

"Commerce One provides critical e-commerce infrastructure for delivering truly open solutions that enable companies to extend their platform outside the enterprise to connect with customers, service providers and trading partners," said Hasso Plattner, co-chairman, CEO and co-founder of SAP AG. "We have accomplished our first-level goals with the market leadership of MarketSet(TM), the joint solution from SAPMarkets and Commerce One for public and private exchanges. Our increased investment in Commerce One reflects our commitment to a continued partnership."

Under the terms of the agreement, SAP will receive certain registration rights and pro-rata rights to purchase additional shares of Commerce One common stock in the future, as well as the right to have a representative of SAP appointed to Commerce One's board of directors.

SAP has also agreed to certain limitations on its ability to transfer its shares of Commerce One common stock and on its ability to acquire more than 23 percent of Commerce One outstanding common stock or to attempt to acquire Commerce One in a transaction not approved by Commerce One's board of directors. The completion of SAP's investment in Commerce One is subject to customary closing conditions, including the receipt of all necessary regulatory approvals and the continuation of Commerce One's and SAP's strategic relationship. The investment is expected to close in July or August of this year.



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The two companies will host a conference call today to discuss the news.

The call is scheduled for 7:00 pm Central European Time/10 am Pacific Time on June 29, 2001. The conference call may be accessed via a live webcast at www.commerceone.com and via dial-in number at 888-469-1544 (U.S.) and +1-630-395-0176 (International), passcode Commerce One, call leader Mark Hoffman. An audio replay will be available on the Commerce One website after the call.

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ABOUT SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 15,000 companies in over 120 countries run more than 36,000 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)

ABOUT COMMERCE ONE
Commerce One (Nasdaq: CMRC) is the e-marketplace company. Through its software, services and Global Trading Web(TM) of interconnected business communities, Commerce One enables worldwide commerce on the Internet. With headquarters in Pleasanton, California and offices around the world, Commerce One can be reached by phone at 800 308 3838 or +1 925 520 6000 or via the Internet at www.commerceone.com.

The foregoing paragraphs include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements concerning the Commerce One / SAP strategic relationship, and the expected closing of the SAP investment in Commerce One. Such statements reflect the current views and assumptions of SAP and Commerce One and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These risks include, but are not limited to, technical difficulties in developing new products, inherent conflicts in strategic relationships, an unexpected termination of the strategic relationship, delays or difficulties in receiving necessary regulatory approvals for the investment or the inability to satisfy other closing conditions for the investment. For a discussion of these and other risk factors that could affect Commerce One's business, see "Risk Factors" in Commerce One's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000 as well as its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. Also see SAP's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001.



MEDIA CONTACT:                                INVESTORS CONTACT:
Gerhard Rickes                                Gundolf Moritz / Stefan Gruber
SAP AG                                        SAP AG
+49 6227 7 44217                              +49 6227 7 44872 / +1 212 653 9821
press@sap.com                                 investor@sap.com


Andrew McCarthy                               John Biestman
Commerce One                                  Commerce One
+1 925 520 5324                               +1 925 520 5440
andrew.mccarthy@commerceone.com               john.biestman@commerceone.com